December 10, 2010

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

RE:	Crane Co.

Form 10-K for the Fiscal Year ended December 31, 2009

Form 10-Q for the Fiscal Periods ended March 31, 2010, June 30, 2010 and

September 30, 2010

Form 8-K filed on October 25, 2010

File Number: 1-1657

Dear Mr. Decker:

In connection with your review of the Crane Co. (the “Company”) Form 10-K for the fiscal year ended December 31, 2009, Forms 10-Q for the fiscal quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and Form 8-K filed on October 25, 2010, we respectfully submit the following responses to the comments included in your letter of December 6, 2010. Each of the Staff’s comments are restated in bold with our response to the comment following immediately thereafter in italics.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have concerning our responses and thank you for your attention devoted to our filing.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As requested by the Staff, we have provided supplemental information to illustrate how our proposed revisions will appear in the Company’s future filings.

Item 8 – Financial Statements and Supplementary Data, page 34

Note 1– Nature of Operations and Significant Accounting Policies, page 40 Earnings (Losses) Per Share, page 41

2.	We have reviewed your response to prior comment 5 from our letter dated November 15, 2010. It appears that you include all shares of restricted stock granted, whether vested or unvested, in your determination of basic and diluted weighted average shares outstanding. Please help us further understand why you believe it is appropriate to include unvested shares of restricted stock in your calculation of basic earnings per share.

RESPONSE:

We understand your comment and acknowledge the guidance set forth in ASC 260-10-45-28A. In determining to include the shares of unvested restricted stock in computing both basic and diluted earnings per share, the Company also considered the application of the two-class method under ASC 260-10-45-60A and 60B as it relates to unvested shares of restricted common stock, as such unvested restricted shares do, in fact, participate in dividends along with shares of common stock and fall within the guidance provided thereby. This, in our belief, would require the use of the two-class method in determining basic and diluted earnings per share. However, as previously stated in our response letter dated November 24, 2010, the Company has not applied the two-class method of computing basic and diluted earnings per share as the collective impact of these share based arrangements on earnings per share has historically been de minimis. Consequently, when comparing the effect of our historical approach to applying the two-class method in calculating basic earnings per share, there was no impact to the Company’s originally reported basic earnings per share. In the future, the Company will apply the two-class method of calculating earnings per share if such method becomes material.

Note 11 – Commitments and Contingencies

Asbestos Liability, page 52

3.	We have reviewed your response to prior comments 7 and 8 from our letter dated November 15, 2010. Please help us further understand why you would not consider the increase in the average settlement cost per claim amount in your periodic review of the estimated asbestos liability. Please clarify if this is because you instead evaluate the average settlement cost per claim amount by disease. In a similar manner to your response, please enhance your disclosures to further address your consideration of this increase in the average settlement cost per claim amount as well as how you evaluate on a periodic basis the estimated percentage used in your estimate of probable insurance recoveries.

RESPONSE:

We acknowledge the Staff’s comment and advise the Staff that our evaluation does include, among other things, review of settlement cost per claim by disease. Specifically, and as disclosed in the Company’s December 31, 2009 Form 10-K in the section immediately after the paragraph which references the average cost per resolved claim, under the heading, Effects on the Condensed Consolidated Financial Statements, “the most significant factors affecting the liability estimate are (1) the number of new mesothelioma claims filed against the Company, (2) the average settlement costs for mesothelioma claims, (3) the percentage of mesothelioma claims dismissed against the Company and (4) the aggregate defense costs incurred by the Company. These factors are interdependent, and no one factor predominates in determining the liability estimate”.

In future filings, in order to better correlate our disclosure regarding the average cost per resolved claim and the most significant factors affecting the liability estimate, we will augment our disclosure as follows (incremental language is underlined for the Staff’s convenience and presented in context with the current language for perspective on placement):

Cumulatively to date through December 31, 2009, the Company has resolved (by settlement or dismissal) approximately 62,300 claims. The related settlement cost incurred by the Company and its insurance carriers is approximately $228 million, for an average cost per resolved claim of $3,654. The average cost per claim resolved during the years ended December 31, 2009 and 2008 was $4,781 and $4,186 respectively. Because claims are sometimes dismissed in large groups, the average cost per resolved claim, as well as the number of open claims, can fluctuate significantly from period to period. In addition to large group dismissals, the nature of the disease and corresponding settlement amounts for each claim resolved will also drive changes from period to period in the average settlement cost per claim. Accordingly, the average cost per resolved claim is not considered in the Company’s periodic review of its estimated asbestos liability. For a discussion regarding the four most significant factors affecting the liability estimate, see “Effects on the Condensed Consolidated Financial Statements”.

With respect to our evaluation of the estimated percentage used in our estimate of probable insurance recoveries, we will augment our disclosure as follows (incremental language is underlined for the Staff’s convenience and presented in context with the current language for perspective on placement);

The Company reviews the aforementioned estimated reimbursement rate with its insurance consultants on a periodic basis in order to confirm its overall consistency with the Company’s established reserves. The reviews encompass consideration of the performance of the insurers under coverage-in-place agreements, the effect of any additional lump-sum payments under policy buyout agreements, and, following consultation with legal counsel, the consistency of any new coverage-in-place agreements with the assumptions in the model. Since September 2007, there have been no developments that have caused the Company to change the estimated 33% rate, although actual insurance reimbursements vary from period to period, and will decline over time, for the reasons cited above.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

4.	Please address the above comments in your interim filings as well.

As requested by the Staff, we will revise our future interim filings, as applicable, to address the above comments.

In connection with our responses the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Your comments or the Company’s changes to its disclosures in response to your letter do not foreclose the Commission from taking any action with respect to the Company’s filings, and

•	The Company will not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. In the event you have any additional questions, please do not hesitate to contact me directly at (203) 363-7277.

Respectfully,

/s/ Andrew L. Krawitt

Copy to:
Nudrat Salik, Division of Corporation Finance
Jeffrey Gordon, Division of Corporation Finance

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